UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Edgewater Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

280358102

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 280358102	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oberweis Asset Management, Inc. 36-3668290
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ Not Applicable (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 624,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 624,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 280358102	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ Not Applicable (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 624,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 624,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 280358102	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James W. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ Not Applicable (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 624,100
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 624,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer:

Edgewater Technology, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

20 Harvard Mill Square

Wakefield, MA 01880-3209

Item 2(a)	Name of Person Filing:

Oberweis Asset Management, Inc. (“OAM”)

James D. Oberweis

James W. Oberweis

Item 2(b)	Address of Principal Business Office or, if none, Residence:

OAM, James D. Oberweis and James W. Oberweis are located at:

3333 Warrenville Road

Suite 500

Lisle, IL 60532

Item 2(c)	Citizenship:

OAM is an Illinois Corporation.

James D. Oberweis and James W. Oberweis are U.S. citizens.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

280358102

Item 3	Type of Person:

(e)	OAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

Page 5 of 11 pages

Item 4	Ownership (at December 31, 2006):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

624,100 shares

(b)	Percent of class:

5.4% (based on 11,475,304 shares outstanding on October 15, 2006)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: none

(ii)	shared power to vote or to direct the vote: 624,100

(iii)	sole power to dispose or to direct the disposition of: none

(iv)	shared power to dispose or to direct disposition of: 624,100

OAM serves as investment adviser to The Oberweis Funds (the “Fund”). Various of OAM’s shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to Rule 13d-3(a) the 114,500 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM voting power and dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregated number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

Page 6 of 11 pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Page 7 of 11 pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

OBERWEIS ASSET MANAGEMENT, INC.

By:	/s/ Patrick B. Joyce
Patrick B. Joyce
Executive Vice President

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James D. Oberweis
James D. Oberweis

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James W. Oberweis
James W. Oberweis

Page 9 of 11 pages

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2007 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis

Page 10 of 11 pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: February 14, 2007

OBERWEIS ASSET MANAGEMENT, INC.

By:	/s/ Patrick B. Joyce
Patrick B. Joyce
Executive Vice President

JAMES D. OBERWEIS

/s/ James D. Oberweis

JAMES D. OBERWEIS

/s/ James D. Oberweis

Page 11 of 11 pages